Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands)

	Three Months Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Total earnings	$19,816	$69,482	$83,451	$125,577	$116,333	$136,751
Fixed Charges:
Interest and debt expense	1,635	6,889	6,868	6,891	6,961	5,342
Portion of rentals representing an interest factor	81	322	320	332	302	269

Total fixed charges	$1,716	$7,211	$7,188	$7,223	$7,263	$5,611
Earnings available for fixed charges	$18,100	$62,271	$76,263	$118,354	$109,070	$131,140
Ratio of earnings to fixed charges	11.5	9.6	11.6	17.4	16.0	24.4

For purposes of calculating the ratio of consolidated earnings to fixed charges:

•	“earnings” is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

•	“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.

For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.